FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of September 2006
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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(1)	Press Release, “Dr Reddy’s inaugurates its first Finished Dosages Facility in Visakhapatnam,” September 26, 2006.

(2)	Press Release, “Dr. Reddy’s and ClinTec International Announce Co-Development of Anti-Cancer Compound DRF 1042” September 27, 2006.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr Reddy’s inaugurates its first Finished Dosages Facility in Visakhapatnam
Visakhapatnam, September 26, 2006: Dr Reddy’s Laboratories today announced the inauguration of their first Finished Dosages plant at Visakhapatnam. With a built up area of 15.7 acres (65,000 sq mts), the plant is ecologically balanced with a beautiful green belt covering 8 acres of surrounding land. This plant is the seventh Finished Dosage facility of the company. The last facility was inaugurated in March, 2006, at Baddi, Himachal Pradesh.
The state of the art plant is specially designed to manufacture a broad range of products including Cytotoxic and Anti-hormonal products, and injectibles catering to the international market for the treatment of cancer, hormonal imbalances & other diseases. The facility is also designed to cater to the manufacturing needs of international pharmaceutical companies.
Commenting on the new facility, Satish Reddy, Managing Director & Chief Operating Officer, Dr. Reddy’s said, “Our organization’s multi-disciplinary capabilities have enabled our rapid growth in the pharmaceutical industry. The new facility is benchmarked to the highest global regulatory standards and is designed to cater to a global market that requires the most stringent standards of quality. We strongly believe that this unit will be one of the drivers of quantum growth for Dr. Reddy’s.”
The plant has an in-built capacity-expansion capability, keeping in mind Dr. Reddy’s product pipeline and global market trends. The plant has a production capacity of manufacturing 40 million Cytotoxic OSD capsules, 40 million Anti Hormonal formulations & 7 million injectibles per annum.
Speaking on the occasion, Ashwani Kumar Malhotra, Executive Vice President, Formulations Technical Operations, Dr. Reddy’s said, “With the setting up of this new unit, our key focus is to use the most advanced techniques and our large pool of scientific talent, coupled with superior process R&D skills for rapid process development. This facility, fully equipped with state-of-the-art infrastructure, will give us a competitive edge.”
The unit has been designed to handle potent compounds using isolation technology, with equipment like a fully automated injectible filling line, single pot processors and wash-in-place tablet presses. The new facility represents a significant advance in technical sophistication over Dr. Reddy’s other FTO facilities, of which 3 are located in Hyderabad, 1 in Yanam near Kakinada and 1 in Baddi, Himachal Pradesh. Its manufacturing facilities have been inspected by some of the world’s most stringent regulatory authorities, including USFDA, MHA, MCC, and ANVISA.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
For more information: visit us at www.drreddys.com
Contact Information:
Mythili Mamidanna
Dr Reddy’s Laboratories
Tel: +91 40 66511620
Email: mythilim@drreddys.com

Manisha Talluri
Genesis Burson — Marsteller
Mobile: 9885442760
Email: manisha.talluri@bm.com

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com
DR. REDDY’S AND CLINTEC INTERNATIONAL ANNOUNCE
CO-DEVELOPMENT OF ANTI-CANCER COMPOUND DRF 1042
Hyderabad, India and Windsor, United Kingdom, September 27, 2006: Dr. Reddy’s Laboratories (NYSE: RDY) and ClinTec International announced today that they have entered into an agreement for the joint development of an anti-cancer compound, DRF 1042, belonging to the Topoisomerase inhibitors class of compounds for use as potential treatment of various types of cancer.
Dr. Reddy’s has completed Phase I clinical trials for DRF 1042 in India. Under the terms of the agreement, Dr. Reddy’s and ClinTec International will co-develop DRF 1042; undertaking Phase II and Phase III clinical trials, with the aim of securing USFDA and EMEA approvals.
Under the terms of the agreement, Dr. Reddy’s retains the commercialization rights for the U.S. and rest of the world markets (excluding ClinTec International territories). ClinTec International will be granted the commercialization rights for most of Europe including major European markets.
On commercialization of the product, Dr. Reddy’s will receive royalty on sales by ClinTec International in its designated territories and ClinTec International will receive royalty on sales by Dr. Reddy’s in the U.S. In the event, either party out-licenses the drug product, the proceeds from such an arrangement will be shared by both the parties in a pre-determined ratio (excluding Dr. Reddy’s territories outside the US). Dr. Reddy’s will also retain the exclusive rights to supply commercial quantities of the drug product.
The financial terms of the agreement have not been disclosed.
Commenting on the co-development and commercialization deal, GV Prasad, Chief Executive Officer, Dr. Reddy’s Laboratories, said, “We are excited about the R&D collaboration with ClinTec International as it will bring a very exciting cancer drug to the market and is a step forward in our efforts to transform ourselves into a discovery led global pharmaceutical company. ClinTec International brings to this partnership their vast experience and in-depth expertise in the anti-cancer clinical development space. We look forward to this exciting collaboration with ClinTec International.”
Dr Rabinder Buttar, President & CEO of ClinTec International, added, “We are delighted to be working with Dr Reddy’s, which has a strong reputation in the global pharmaceutical industry. We are impressed with the quality and commitment of Dr. Reddy’s clinical research staff with whom we have worked for sometime and we are proud to build on our existing relationship with this company. We are also proud that ClinTec International’s expertise and experience in clinical drug development has been recognized by Dr Reddy’s and we look forward to a mutually beneficial long term collaboration.”
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and oncology.
About ClinTec International
ClinTec International is a privately owned full service global clinical research organization, which was founded in 1997 by Dr Rabinder Buttar, the company’s President & CEO. ClinTec International is headquartered in Windsor, UK and has a presence in more than 30 countries covering most of Europe, Middle East, North and South Africa and India. As well as working in the oncology field, ClinTec International has conducted over 100 clinical trials in many other therapeutic areas including anti-infectives, cardiology, dermatology, gastroenterology, neurology, oncology, respiratory medicine and rheumatology. ClinTec International excels in conducting clinical studies in diverse geographical locations, supported by a team of world class project managers and clinical research associates.

ClinTec International’s ‘fast, flexible and focused’ approach to clinical research ensures an added advantage to the drug development process.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Dr. Reddy’s:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-55511620
ClinTec International:
Mr Bobby Bal
Tel: +44 (0) 1753 834 060
Fax: +44 (0) 1753 622 904
Email: bbal@clintec.com
www.clintec.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: October 9, 2006		Name:	V. Viswanath
		Title:	Company Secretary